July 2, 2024

Garry Neil
Chief Executive Officer
Avalo Therapeutics, Inc.
540 Gaither Road, Suite 400
Rockville, MD 20850

       Re: Avalo Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed June 6, 2024
           File No. 333-279992
Dear Garry Neil:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Cover Page

1. Please revise the prospectus cover page header to quantify the number of warrants being registered. Please also revise your prospectus cover page to reflect your disclosure on page 8 that the Series C non-voting convertible preferred stock and warrants are not convertible or exercisable for shares of common stock without the approval of your stockholders and therefore may not have any value.
Selling Stockholders, page 13

2. With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person(s) who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.
General

3. As you are aware, the staff is currently reviewing your Annual Report on Form 10-K for
 July 2, 2024
Page 2

       the fiscal year ended December 31, 2023 and has issued comments in connection with that review. Please note that we will not be in a position to declare this registration statement effective until you have resolved all comments on the Form 10-K, including making conforming revisions to this S-3 with respect to any comments that also pertain to your disclosures in this registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Andrew Gibbons